Exhibit 12
AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

						Twelve
						Months
						Ended
	Year Ended 30 September					30 Sept
(Millions of dollars)	2004	2005	2006	2007	2008	2009
Earnings:
Income from continuing operations (1)	$574.9	$659.0	$734.1	$1,019.6	$1,090.5	$639.9

Add (deduct):
Provision for income taxes	209.3	235.7	271.9	289.0	381.7	196.2

Fixed charges, excluding capitalized interest	144.0	139.1	146.7	190.9	188.8	149.2

Capitalized interest amortized during the period	7.0	6.1	6.5	6.4	6.6	7.7

Undistributed earnings of less-than-fifty-percent-owned affiliates	(28.7)	(29.2)	(29.2)	(61.2)	(72.7)	(44.2)

Earnings, as adjusted	$906.5	$1,010.7	$1,130.0	$1,444.7	$1,594.9	$948.8

Fixed Charges:

Interest on indebtedness, including capital lease obligations	$123.0	$113.0	$119.8	$163.7	$164.4	$125.1

Capitalized interest	7.9	14.9	18.8	14.6	27.3	22.2

Amortization of debt discount premium and expense	1.4	4.1	4.8	4.1	4.0	4.7

Portion of rents under operating leases representative of the interest factor	19.6	22.0	22.1	23.1	20.4	19.4

Fixed charges	$151.9	$154.0	$165.5	$205.5	$216.1	$171.4

Ratio of Earnings to Fixed Charges (2):	6.0	6.6	6.8	7.0	7.4	5.5

(1)	During the twelve months ended 30 September 2009, income from continuing operations included a charge of $298.2 ($200.3 after-tax) for the global cost reduction plan.

(2)	The ratio of earnings to fixed charges is determined by dividing earnings, which includes income from continuing operations before taxes, undistributed earnings of less-than-fifty-percent-owned affiliates, and fixed charges, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).